FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2010

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of July 2010 and incorporated by reference herein is the Registrant's immediate report dated July 7, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:  July 7, 2010

FORMULA SYSTEMS (1985) LTD.
5 Haplada Street, Or Yehuda 60218, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Formula Systems (1985) Ltd. (the “Company”) will be held on Wednesday, August 11, 2010 at 11:00 a.m., at the offices of the Company, 5 Haplada Street, Or Yehuda, Israel, for the following purposes:

(1)
To elect 5 (five) directors to the Board of Directors of the Company each to hold office until the next annual general meeting (in addition to the 2 (two) outside directors currently serving on the Board);

(2)
To appoint Kost Forer Gabay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditor and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration;

(3)	To amend Article 43 of the Company's Articles of Association;

(4)	To approve and ratify the payment of compensation to the Company's non-employee directors;

(5)	To approve the renewal of the D&O insurance policy for the directors and officers of the Company and its affiliates; and

(6)	To consider the Consolidated Financial Statements of the Company for the year ended December 31, 2009.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on July 12, 2010 (the “Record Date”), are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

 Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the pre-addressed, stamped envelope provided. In the event that proxies are sent directly to the Company, they must be received at least 48 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting, unless the Chairman of the Meeting waives such requirement.

If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel-Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 5 Haplada Street, Or Yehuda, Israel, Attention: Nir Feller, Chief Financial Officer, together with a proof of ownership ("ishur baalut"), as of the Record Date, issued by his broker. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Shares, and for this purpose seniority will be determined by the order in which the names were registered in the Company’s Registrar of Members.

By Order of the Board of Directors,

July 6, 2010	Guy Bernstein
Or Yehuda, Israel	Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.
5 Haplada Street, Or Yehuda 60218, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, August 11, 2010 at 11:00 a.m., Israel time, at the offices of the Company, 5 Haplada Street, Or Yehuda, Israel.

SOLICATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel-Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 5 Haplada Street, Or Yehuda, Israel, Attention: Nir Feller, Chief Financial Officer, together with a proof of ownership ("ishur baalut"), as of the Record Date, as defined bellow, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting.

Proxies are being distributed to shareholders on or about July 7, 2010. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share. The Company had outstanding on July 1, 2010, 13,596,000 Ordinary Shares, which do not include 24,780 Ordinary Shares that the Company purchased in 2002. All of the Ordinary Shares have equal voting rights. However, under applicable Israeli law, the shares that are held by the Company have no voting rights and, therefore, are excluded from the number of the Company's outstanding shares. In addition, 396,000 Ordinary Shares of the 13,596,000 Ordinary Shares outstanding, were issued to the Company's Chief Executive Officer upon exercise of options, and as of the date of this proxy statement, do not confer upon their holder voting rights in accordance with the terms of the grant. Therefore, at the Meeting, 13,200,000 Ordinary Shares are entitled to vote.

Only shareholders of record at the close of business on July 12, 2010 (the “Record Date”), will be entitled to notice of, and to vote at the Meeting

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company's knowledge, as of July 1, 2010, concerning the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own more than 5% of the Company’s Ordinary Shares; and (ii) all directors and officers of the Company as a group.

Name and Address	Shares Beneficially Owned		Percent of Class (1)	Percent of Voting (2)
Emblaze Ltd.(3)	6,687,642		49.2%	50.7%
Menora Mivtachim Holdings Ltd.(4)	1,272,568	(5)	9.4%	9.6%
Clal Insurance Enterprises Holdings Ltd. (6)	1,406,657	(7)	10.3%	10.7%
All directors and officers as a group	396,000		2.9%	0.0	%(8)
____________________

(1)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of April 22, 2010, are treated as outstanding only for the purposes of determining the percent owned by this person or group. Percentages in the above table are based on 13,596,000 Ordinary Shares outstanding as of July 1, 2010.

(2)
Voting rights are calculated based on 13,200,000 Ordinary Shares outstanding, each of which confer upon its holder voting rights as of July 1, 2010, and exclude 396,000 Ordinary Shares which were issued to the Company’s Chief Executive Officer upon exercise of options, but as of July 1, 2010, do not confer upon their holder voting rights in accordance with the terms of the grant.

(3)
In November 2006, Emblaze Ltd., referred to as Emblaze, purchased from FIMGold LP all of its shareholdings in the Company, i.e. 4,406,237 Ordinary Shares representing approximately 33.4% of the Company's outstanding share capital. Between September 2006 and until December 2006, Emblaze purchased in several private transactions, an aggregate of 1,184,183 Ordinary Shares of the Company, representing approximately 8.97% of the Company's outstanding share capital. In March 2007, Emblaze exercised its right to purchase from the former president and director of the Company 325,000 Ordinary Shares, representing approximately 2.46% of the Company's outstanding share capital. In March 2007, Emblaze increased its shareholdings to 50.1% through a tender offer. Since then, Emblaze purchased additional shares of the Company in the open market and in privately negotiated transactions, bringing its holdings in the Company to 50.7%, as of December 31, 2009. As of July 1, 2010, Emblaze holds 49.2% of the outstanding share capital of the Company.  Emblaze is a public company traded on the main list of the London Stock Exchange. Emblaze informed the Company that according to reports from its major shareholders their respective holdings are : Naftali Shani, the chairman of the board of directors of  Emblaze - 13.9%, Eli Reifman - 15.5%, Fortissimo Capital Management Ltd. - 16.1%, Schroders Plc  - 16.0% and Donald Sturm  - 8.9%.

(4)
Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 61.9% of Menora Mivtachim Holding’s outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.1% are publicly held.

(5)
Pursuant to Amendment No. 3 to Schedule 13D filed on June 1, 2009, the shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., referred to as Menora Holdings, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

(6)
Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (55.09%) and Bank Hapoalim Ltd. holds a 9.53% interest in Clal Insurance.

(7)
Pursuant to Amendment No. 4 to Schedule 13G filed on February 16, 2010, of the 1,406,657 shares reported as beneficially owned by Clal Insurance (i) 1,405,955 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 702 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance and Clal Finance and has no voting power in the securities held by such client accounts.

(8)
In April 2010, the Company's Chief Executive Officer exercised options to purchase 396,000 Ordinary Shares, previously granted to him, in connection with his service agreement. As a result, as of July 1, 2010, the Company's Chief Executive Officer is the beneficial owner of 2.9% of the Company's outstanding share capital. However, in accordance with the terms of the grant, the shares are deposited with a trustee and the Chief Executive Officer is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter.

RESOLUTIONS PROPOSED FOR ADOPTION
AT THE ANNUAL GENERAL MEETING

ITEM 1
ELECTION OF DIRECTORS

The Company’s Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three and not more than eleven), as may be fixed, from time to time, by the shareholders of the Company. The number of directors who currently serve as members of the Board of Directors is 7 (seven), of which 2 (two) are outside directors mandated under the Israel Companies Law, 1999 (the "Companies Law") as described below. The Board of Directors of the Company has nominated the 5 (five) persons named below for appointment as directors to serve for a period ending on the next annual meeting until their respective successors are duly elected and qualified, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the 5 (five) nominees named below as directors.

The following nominees, all of whom currently serve as directors of the Company and whose relevant information and professional background is provided below, have advised the Company that they will continue to serve as directors if re-elected.

Naftali Shani, age 60, has served as Chairman of the Company's Board of Directors since January 2009. Mr. Shani also serves as the Chairman of the Board of Directors of Emblaze, the Company's controlling shareholder. Prior to founding Emblaze, Mr. Shani served as General Manager of Bartrade Ltd., a subsidiary of Bank Leumi, one of Israel's leading banks and as General Manager of the Israeli Chemical Company, Pazchem. Prior thereto, Mr. Shani was the treasurer and controller of the Israeli Prime Minister's office. Mr. Shani holds a B.A. degree in economics.

Shimon Laor, age 41, has served as a director of the Company since November 2006.  He also served as a director of Emblaze and as its Chief Financial Officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Emblaze VCON Ltd., a partially-owned subsidiary of Emblaze. Prior to joining Emblaze in August 1995, Mr. Laor served as an economist at the head office foreign currency division of the First International Bank of Israel.  Mr. Laor holds a B.A. degree in economics and accounting from Tel Aviv University.

Tal Barnoach, age 47, has served as a director of the Company since November 2006.  Since 1994, Mr. Barnoach has served as Chairman and Chief Executive Officer of S.E.A. Multimedia. In addition, from 2002 to 2006, he served as the Chief Executive Officer of BeInSync,  company he co-founded in 2002. Mr. Barnoach also serves as the Executive Vice Chairman of Zone IP, a subsidiary of Emblaze. Since 1999, Mr. Barnoach has served as Chairman of Orca Interactive Ltd. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Dafna Cohen, age 40, has served as a director of the Company since October 2009. Ms. Cohen also serves as an external director of XTL Biopharmaceuticals Ltd. From 2005 to 2009, Ms. Cohen served as director of investments and a treasurer of Emblaze. Prior to that, Ms. Cohen served as a director of sales and marketing for institutional investors at Tamir-Fishman. Prior to that, Ms. Cohen served as an investment manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an MBA and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Dr. Shlomo Nass, age 50, has served as a director of the Company and as Chairman of the Company's Audit Committee since April 2003. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a President of and a partner in I.G.B. – Israel Global Business, an investment group. Dr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., TAO, N.M.C., Partner Communications Company Ltd., Aviv Arlon Ltd., Clicksoftware Technologies Ltd., The Azure Beach Development Company (Tel Aviv-Herzliya) Ltd., Shir Lak Ltd., M.D.K. Touch Ltd. and Haniman Enterprises Ltd. Mr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

In addition to the above nominees, the Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, each of which as appointed to hold office until October 2012. Following is their biographical information..

Dr. Ronnie Vinkler has served as one of the Company's outside directors and as a member of the Company's audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant.  From 2003 until 2009, Dr. Vinkler also served as a director of Kaman Capital Ltd. In 2002 and 2003, Dr. Vinkler served as General Manager of Icom Mobile (Israel).  From 2000 to 2002, he served as General Manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has been in charge of business development with several companies including Tesnet and Aman Computers. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie has served as one of the Company's outside directors and as a member of the Company's Audit Committee since March 2007. Mr. Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the Chief Financial Officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as a director of Yozma Pension Fund for Self Employed Ltd. and Migdal Management of Provident Funds Ltd., both members of the Migdal Group companies. Mr. Lavie also serves as a director of Alpa Cosmetics Ltd. and as an outside director of Procognia (Israel) Ltd. and Shaniv Paper Industries Ltd., publicly held companies traded on the TASE. In addition, Mr. Lavie serves as the Chief Executive Officer of the CFO Forum Education Center in Israel. Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

"RESOLVED, to re-appoint Messrs. Naftali Shani, Shimon Laor, Tal Barnoach, Dafna Cohen and Shlomo Nass, as directors of the Company."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2
APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the appointment of Kost Forer Gabay & Kasierer, a member of Ernst & Young Global,  to serve as the Company's independent registered accounting firm beginning on the second quarter of 2010 (i.e. beginning on the three-month period ended June 30, 2010) and until next year's annual general meeting.

Since 1990 and until this Annual General Meeting, BDO Ziv & Haft served as the independent auditor of the Company. Whereas Kost Forer Gabay & Kasierer serves as the auditor of the Company's controlling shareholder, Emblaze, as well as of certain of the Company's subsidiaries, the Audit Committee and the Board of Directors recommend to appoint Kost Forer Gabay & Kasierer, as the Company's auditor in place of BDO Ziv & Haft. Kost Forer Gabay & Kasierer is not a related party of the Company.

The shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees payable to the independent registered public accounting firm, as contemplated by the U.S Sarbanes-Oxley Act of 2002, as amended. Subject to the authorization of the shareholders, the remuneration of Kost Forer Gabay & Kasierer will be fixed by the Audit Committee of the Company.

With respect to the fiscal year 2009, the Company (including its subsidiaries) paid BDO Ziv & Haft approximately $557,000 for audit services and $100,000 for tax related services.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors beginning on the second quarter of 2010 and until next year's annual general meeting; and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the Company's independent auditors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3
AMENDMENT OF ARTICLE 43
OF THE COMPANY’S ARTICLES OF ASSOCIATION

Article 43 of the Company's Articles of Association provides that the Company's directors shall not be granted any compensation by the Company for their services as directors (except as may be approved by the Company's shareholders in a general meeting and except for reimbursement of expenses). Although the Companies Law generally requires shareholder approval for directors' remuneration, there are some exceptions set out in regulations promulgated under the Companies Law. The provision of Article 43 of the Company's Articles of Association is not in line with market customary practice to pay remuneration to members of the board of directors. In order for the Company to continue to employ professional directors with high skills and expertise, it is proposed to delete that Article. If Article 43 is deleted as proposed, the provisions of the Companies Law and the regulations promulgated thereunder shall apply with respect to directors' compensation and the requisite approvals required in connection therewith.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to delete Article 43 of the Articles of Association of the Company."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4
APPROVAL OF COMPENSATION
TO NON-EMPLOYEE DIRECTORS

The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the payment of compensation to the Company's non-employee directors (except for Dr. Shlomo Nass as described below) comprised of (i) an annual cash remuneration; and (ii) a participation fee for every meeting of the Board of Directors or its committees in which the director participates. As approved by the Audit Committee and the Board of Directors, the amount of compensation shall be equal to the average between the "fixed amount" and the "maximum amount" set out in the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the "Outside Directors Regulations") in accordance with the applicable company degree. The payment for telephone meetings (or a meeting held by other similar means) is equal to 60% of the abovementioned compensation, and payment for written resolutions is equal to 50% of the abovementioned compensation.

The same compensation is also paid to the Company's Outside Directors, in accordance with the Outside Directors Regulations.

The Company’s Audit Committee and the Board of Directors further approved, subject to shareholder approval, that Dr. Shlomo Nass, the “audit committee financial expert” as defined by applicable SEC regulations, shall be paid (i) an annual cash remuneration; and (ii) a participation fee, at the maximum amount set out in the Outside Directors Regulations which apply to Expert Outside Directors, in accordance with the applicable company degree. The payment for telephone meetings (or a meeting held by other similar means) is equal to 60% of the abovementioned compensation, and payment for written resolutions is equal to 50% of the abovementioned compensation.

In addition, the Company’s Audit Committee and the Board of Directors ratified the compensation previously approved for non-employee directors, subject to the approval and ratification of the shareholders.

"Non-employee directors" referred to in this proxy statement include directors serving on the Board from time to time, excluding (i) outside directors; and (ii) directors that receive or may receive compensation or management fees from the Company.

It is proposed that the shareholders approve and ratify the payment of compensation to the Company's non-employee directors in such amounts and for such period of service approved by the Board of Directors and the Audit Committee. Accordingly, it is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the compensation payable to the Company's non-employee directors in such amounts and for such term previously approved by the Company's Board of Directors and the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5
RENAWAL OF D&O INSRUANCE POLICY

Under the Companies Law, the procurement of an insurance coverage for the Company's directors and those executive officers who also serve as directors requires approval of the Audit Committee, the Board of Directors and the shareholders.

In 2005, the Company's shareholders approved the procurement of an insurance coverage for the directors and officers of the Company and its affiliates, and the renewal of the insurance policy for a period of up to 5 years, subject to certain conditions set out in the shareholders' resolution.

The Company’s D&O insurance policy covers liabilities of the Company and its affiliates, and their respective officers and directors up to a maximum of $20,000,000 per claim and in aggregate. The total annual premium amount paid by the Company and its affiliates is approximately $160,000. The D&O insurance policy is for a period ending on December 15, 2010 (the "Current Policy").

The Company's Audit Committee and the Board of Directors approved, subject to shareholder approval, the renewal of the D&O insurance policy upon the expiration of the Current Policy for a period of up to 5 years; provided that (i) such renewal, extension or substitution is for the benefit of the Company and its affiliates’ officers and directors and on terms substantially similar to or better than those of the then effective insurance policy; (ii) that the coverage will be no less than $10,000,000 per claim and in aggregate; and (iii) that the annual premium to be paid by the Company and its affiliates will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $300,000.

The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of the Current Policy, from time to time, within the foregoing limitations.

It is proposed that at the Annual General Meeting the following resolution be adopted:

"RESOLVED, to renew, extend and/or replace the current D&O insurance policy (covering directors and officers of the Company and its affiliates against liabilities up to a maximum amount of $20,000,000 per claim and in aggregate, for a total annual premium amount of $160,000, for the period ending on December 15, 2010, referred to as the "Current Policy"), for a period of up to 5 years, provided that (i) the coverage will be no less than $10,000,000 per claim and in aggregate; (ii) the total annual premium amount to be paid by the Company and its affiliates shall not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $300,000; and (iii) that any renewal, extension and/or replacement thereof or other similar arrangement is for the benefit of the directors and officers of the Company and its affiliates and on terms substantially similar to or better than those of the then effective insurance.

For the avoidance of doubt, it is hereby clarified that, subject to applicable law, no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or substitution of the Current Policy.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6
CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the year ended December 31, 2009 will be presented to the shareholders for consideration.

The Company's audited financial statements for the year ended December 31, 2009, are included in the annual report on form 20-F, filed by the Company with the Securities and Exchange Commission ("SEC") on April 29, 2010, as amended on Form 20-F/A filed by the Company with the SEC on May 10, 2010. Shareholders may read and copy these reports without charge at the SEC's public reference room at 100 F. Street, N.E, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders. The Company will hold a discussion with respect to the Financial Statements at the Meeting.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Guy Bernstein
Chief Executive Officer

Dated: July 6, 2010